EXHIBIT 99.1

Tata Motors and Westport Fuel Systems Announce Development and Supply Agreement

Natural Gas Solutions to Meet Upcoming BS-VI Emissions Standards in India

VANCOUVER, British Columbia, Jan. 02, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) announced today that it has entered into a development and supply agreement with Tata Motors Limited (“Tata Motors”) for their 4 cylinder and 6 cylinder natural gas spark-ignited commercial vehicle engine family to meet the Indian Government’s new Bharat Stage VI (“BS-VI”) emission standards, scheduled to take effect in April of 2020.

Westport Fuel Systems has been working with Tata Motors since 2012 and has partnered to develop and launch their current BS-IV certified natural gas spark-ignited engines for commercial vehicles. Under this new program, since spring 2017, Westport Fuel Systems has been developing their next generation of natural gas spark-ignited engines to meet the BS-VI emission standards. Upon completion of the program, Westport Fuel Systems will be supplying the critical natural gas components to Tata Motors, including advanced gas injection systems and controls, featuring the new Westport WP582 Engine Management System, built to optimize the overall engine performance and fuel efficiency.

“Tata Motors is a leader in heavy duty natural gas vehicles in the Indian market and a leading vehicle and engine manufacturer globally,” said Maurizio Grando, Executive Vice President of Westport Fuel Systems. “Our longstanding partnership combined with our position as a technology leader and our global footprint allows us to commercialize unique natural gas engine technologies that provide a competitive solution for our OEM partner.”

“Tata Motors values the partnership with Westport Fuel Systems on this important engine development program,” said Rajendra Petkar, VP & Head (Power Systems Engineering, ERC) of Tata Motors. “We have worked hard to build a leadership position in the market by providing our customers with economical, best-in-class natural gas engine and vehicle products. Tata Motors remains committed to this goal, especially with the growing significance of natural gas for commercial vehicles. By partnering with Westport Fuel Systems, we are enhancing our portfolio of natural gas engines so we can focus on increasing our market share even further."

BS-VI standards, which are equivalent to Euro-VI standards, are two steps ahead of the BS-IV standards currently in effect due to a heightened concern on India’s air quality levels. Recent rules enacted in Delhi and the National Capital Region place limits on diesel and petrol vehicles while mandating natural gas for commercial vehicles such as taxis and city buses. Significant environmental benefits of the BS-VI over BS-IV include about an 87% reduction in tail pipe NOx emissions and 55% reduction in methane emissions beside stringency required by on-board diagnostics standard.

India is one of the world's largest commercial vehicles markets. According to NGV Global statistics, India currently has more than 3 million natural gas powered vehicles, up 69% since last year, with over 1,200 compressed natural gas fueling stations. In addition, recently the Ministry for Road Transportation and Highways approved plans to develop liquefied natural gas fueling stations across the country.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Note: This press release contains forward-looking statements, including statements regarding the timing for, and quantity of components, to be supplied by Westport Fuel Systems, results of the development program, emissions reductions, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas,  the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations and Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com